Exhibit 99.1

PENN WEST ANNOUNCES ITS FINANCIAL RESULTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2014

FOR IMMEDIATE RELEASE, May 1, 2014

PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“PENN WEST”, the “COMPANY”, “we”, “us” or “our”) is pleased to announce its results for the first quarter ended March 31, 2014. All figures are in Canadian dollars unless otherwise stated.

	Three months ended March 31
	2014	2013	% change
Financial (millions, except per share amounts)

Gross revenues (1,2)	$668	$704	(5)
Funds flow (2)	279	267	4
Basic per share (2)	0.57	0.55	4
Diluted per share (2)	0.57	0.55	4
Net loss	(96)	(97)	(1)
Basic per share	(0.20)	(0.20)	—
Diluted per share	(0.20)	(0.20)	—
Development capital expenditures (3)	205	427	(52)
Long-term debt at period-end	$2,353	$2,962	(21)

Dividends (millions)
Dividends paid (4)	$68	$129	(47)
DRIP	(14)	(28)	(50)

Dividends paid in cash	$54	$101	(47)

Operations

Daily production
Light oil and NGL (bbls/d)	58,520	72,926	(20)
Heavy oil (bbls/d)	13,119	16,324	(20)
Natural gas (mmcf/d)	235	321	(27)

Total production (boe/d) (5)	110,795	142,804	(22)

Average sales price
Light oil and NGL (per bbl)	$91.67	$80.23	14
Heavy oil (per bbl)	69.15	50.78	36
Natural gas (per mcf)	$5.84	$3.18	84

Netback per boe
Sales price	$69.00	$53.93	28
Risk management gain (loss)	(1.99)	0.60	>(100)

Net sales price	67.01	54.53	23
Royalties	(12.05)	(9.30)	30
Operating expenses	(17.66)	(16.88)	5
Transportation	(0.63)	(0.59)	7

Netback (2)	$36.67	$27.76	32

(1)	Gross revenues include realized gains and losses on commodity contracts.
(2)	The terms “gross revenues”, “funds flow”, “funds flow per share-basic”, “funds flow per share-diluted” and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow” and “Non-GAAP Measures Advisory” sections below.
(3)	Includes the effect of capital carried by partners.
(4)	Includes dividends paid prior to amounts reinvested in shares under the dividend reinvestment plan.
(5)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.

PENN WEST	2014 FIRST QUARTER RELEASE 1

PRESIDENT’S MESSAGE

Penn West’s first quarter results are a clear step forward toward achieving the goals in our long-term plan. We continued our out-performance with the drill bit, further focused the portfolio and reduced leverage and are taking active steps to improve our business processes and cost structure.

In the first quarter 80 percent of our capital spending was directed to our three core assets and the Company delivered more wells, for less money, than planned. Together with improved base production reliability, production additions matched asset declines despite a capital program that was roughly one third less in scope and scale than the one we intend to execute in the third quarter of 2014. On a like-well basis Penn West is the top drilling operator in the Cardium and Viking plays and we made substantial progress toward our best-in-class targets at Slave Point. Importantly we continue to improve our wells in each of these areas, drilling longer reach wells in some areas and testing advanced completions strategies as we seek to increase the value of our capital dollars. Improving cycle time and increasing pace remain our focus areas for the remainder of the year, but it is important to note that we essentially have in hand a complete well and project inventory through to break-up in 2015.

During the quarter, we closed our previously announced $175 million disposition, removing non-core assets from our portfolio. With this disposition, we “white mapped” the entirety of southern Alberta from the portfolio and continued to strengthen our balance sheet. The disposition metrics for these assets were equivalent or superior to comparable recent competitor transactions, plus we disposed of more than 1,800 wellbores in the transaction. Since November 2013, we have reduced our total number of wellbores by approximately 20 percent, one-third of which were non-producing, through asset sales, which has a positive impact on costs in both the short and long term. Our improved production reliability in early 2014 also allowed us to benefit from the commodity environment in the first quarter, further assisting our leverage position.

While we take a brief pause on our drilling program with break-up upon us, our remaining focus for 2014 will be delivering over 150 new wells at industry best cost, with a substantial increase in cadence in the Cardium in the third quarter. We will continue our emphasis on selective asset sales to focus the portfolio and improve our leverage position. Concurrently, we are completing two externally supported business process reviews to assist in further reducing our operating and overhead cost structures.

We have made great strides in remaking the Company to date and the operational successes we have experienced have created a positive impact throughout the enterprise; however, we all understand that we cannot become complacent as there is still a significant amount of work to be done to reach our full potential.

OPERATIONAL HIGHLIGHTS

•	All planned capital activities were completed during the quarter with development capital expenditures at $205 million compared to our budget of $230 million. Cost and cycle time improvements in late 2013 and in 2014 drove significant savings.

•	Development activity in the Cardium increased in the quarter due to operational efficiencies and a reduction in drilling cycle times.

•	Average production of 110,795 boe per day for the first quarter of 2014 was on plan. We continue to see cycle time improvements, top quartile production performance from new wells and base production reliability improvements. Despite the extreme cold winter, our production down time was less than previous years, and we continue to focus on basic operating principles with a strong emphasis on production reliability and maintenance.

•	Net disposition proceeds for the first quarter were $213 million as we continue to work through phase two of our disposition strategy and strengthen our balance sheet.

PENN WEST	2014 FIRST QUARTER RELEASE 2

FINANCIAL HIGHLIGHTS

•	Funds flow for the first quarter of 2014 was $279 million ($0.57 per share – basic), an increase from $216 million ($0.44 per share – basic) in the fourth quarter of 2013, mainly due to higher revenues resulting from increases in commodity prices and a stronger US dollar. This was partially offset by lower production volumes as a result of dispositions closed in the fourth quarter of 2013 and in the first quarter of 2014.

•	In the first quarter of 2014, we recorded a net loss of $96 million ($0.20 per share – basic), primarily due to unrealized foreign exchange losses on the translation of our US denominated senior, unsecured notes and losses recorded on non-core property dispositions as we continue our strategy of focusing our asset base.

•	Long-term debt was reduced by $180 million during the quarter, excluding the impact of unrealized foreign exchange losses of $75 million.

DISPOSITION UPDATE

During the first quarter, we closed a non-core asset disposition for proceeds of $175 million. The assets were primarily located in the central and southwestern parts of Alberta with associated production of approximately 6,700 boe per day weighted 58 percent to natural gas and approximately 1,800 currently producing or suspended wellbores. Combined with our phase one disposition program, completed in 2013, we have disposed of more than 20 percent of our wellbores, one-third of which were non-producing.

We will continue to work through phase two of our disposition strategy and focus on the selective disposition of non-core assets through the balance of 2014.

DIVIDENDS

On April 30, 2014, our Board of Directors declared a second quarter 2014 dividend of $0.14 per share to be paid on July 15, 2014 to shareholders of record at the close of business on June 30, 2014. Shareholders are advised that this dividend is designated as an “eligible dividend” for Canadian income tax purposes.

PLAY UPDATES

Cardium

Our first quarter 2014 activity in the Cardium was ahead of plan due to continued improvements in our drilling cycle times. This allowed us to accelerate our activity levels in the area in the quarter, drilling 19 wells compared to 15 planned, and bringing on-stream 15 wells compared to 10 planned, on a net basis, all within our planned capital levels.

Further drilling and completion (“D&C”) cost efficiencies were realized in our first quarter program and we continue to see further opportunities for additional cost reductions in our second half 2014 program. Currently, we are on track to achieve cost efficiency targets as set out in our long-term plan for the area and our productivity performance on a per-well basis has been consistent with our expectations, with our most recent program exceeding the productivity estimates in both our budget and long-term plan.

On an area basis, the drilling times and cost results in Pembina and Crimson Lake are ahead of plan for 2014. In Lodgepole, our drilling results show a clear trend to achieving top quartile operational performance. These positive cost results led us to increase our pace of development in the Cardium relative to our original long-term plan assumptions.

Water flood programs in Pembina and Willesden Green are on schedule, and we will continue to monitor their response throughout 2014, in advance of broader water flood programs in 2015.

PENN WEST	2014 FIRST QUARTER RELEASE 3

Viking

Our cost and production performance continued to be best-in-class during our first quarter program making the economics in this area extremely attractive. Further cost reduction and cycle time improvement efforts are underway to ensure sustained and improved performance after break-up in our third quarter 2014 program.

In the first quarter of 2014 we continued to leverage off our industry leading results by performing our first down spacing program at 16 wells per section. We drilled 10 net wells in the period with continued productivity performance at or above type curve expectations. As a result of starting our drilling program in the fourth quarter of 2013, we were able to bring 26 wells on stream in the first quarter. Continued D&C cost reductions in the area are ahead of planned levels for 2014 and are now at the targets set for later in our long-term plan.

Implementation of our Avon Hills water flood remains on plan, and we expect first water injection into the formation prior to the end of 2014. We anticipate phases two and three to follow in 2015 and 2016.

Slave Point

During the first quarter, we completed all planned activities in the area, including a selective drilling program of 12 net wells. Drilling time compression and corresponding cost reductions are promising and improved dramatically through the first quarter, although we are in the early stages of development in the play.

In the Otter area we successfully drilled and completed our first long reach lateral wells while realizing cost improvements exceeding expectations. We expect development through the use of long lateral drilling methods will improve the economics associated with our large acreage position in Otter and increase our drilling inventory. Through the application of long reach lateral wells, we also anticipate a significant increase in our internal rate of return in the Otter area.

We completed and brought on-stream two wells in the Red Earth area which are currently performing ahead of type curve. We continue to review and plan our infrastructure requirements in the area to support a broader development program in the future.

At Sawn, we drilled seven wells during the first quarter, including our first well using nitrogen fracture techniques. The results from these wells have been positive and we will continue to monitor their progress as we de-risk the area.

PENN WEST	2014 FIRST QUARTER RELEASE 4

DRILLING STATISTICS

	Three months ended March 31
	2014		2013
	Gross	Net	Gross	Net
Oil	66	47	144	118
Natural gas	—	—	1	1

	66	47	145	119
Stratigraphic and service	2	1	33	16

Total	68	48	178	135

Success rate (1)		100%		100%

(1)	Success rate is calculated excluding stratigraphic and service wells.

CAPITAL EXPENDITURES

	Three months ended March 31
(millions)	2014	2013
Land acquisition and retention	$1	$1
Drilling and completions	153	321
Facilities and well equipping	52	129
Geological and geophysical	6	9
Corporate	—	3
Carried capital by partners	(7)	(36)

Exploration and development capital (1)	205	427
Property dispositions, net	(213)	(9)

Total capital expenditures	$(8)	$418

(1)	Development capital includes costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

During the first quarter of 2014, our development activities were focused on the Cardium, Slave Point and Viking areas as we completed our winter drilling program and continued work on several enhanced oil recovery projects.

LAND

	As at March 31
	Producing			Non-producing
	2014	2013	% change	2014	2013	% change
Gross acres (000s)	4,351	5,423	(20)	2,659	2,917	(9)
Net acres (000s)	2,969	3,675	(19)	1,821	2,001	(9)
Average working interest	68%	68%	—	68%	69%	(1)

COMMON SHARE DATA

	Three months ended March 31
(millions of shares)	2014	2013	% change
Weighted average
Basic	490.4	481.7	2
Diluted	490.4	481.7	2
Outstanding as at March 31	490.7	482.2	2

PENN WEST	2014 FIRST QUARTER RELEASE 5

Outlook

This outlook section is included to provide shareholders with information about our expectations as at April 30, 2014 for production and capital expenditures in 2014 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact our capital expenditure levels and production performance for 2014, including our non-core asset disposition program.

For 2014, our development capital expenditures budget is $900 million. Our forecast 2014 average production is 101,000 boe per day to 106,000 boe per day.

Our development capital budget for the first quarter of 2014 was $230 million. Actual development spending was $205 million; lower than budget, due to cost efficiencies that we have experienced at our key plays in the second half of 2013 and into 2014. We completed all planned activities during the first quarter.

There have been no changes to our guidance from our 2014 forecast average production outlined in our January 21, 2014 press release “Penn West Provides Fourth Quarter 2013 Operational Update and Announces Additional Non-Core Asset Dispositions for Expected Proceeds of Approximately $175 Million” and our 2014 development capital expenditures budget outlined in our November 6, 2013 press release “Penn West Announces its Financial Results for the Third Quarter Ended September 30, 2013” released and filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Non-GAAP Measures Advisory

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow per share-basic, funds flow per share-diluted, netback and gross revenues. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow is used to assess our ability to fund dividends and planned capital programs. See “Calculation of Funds Flow” below. Netback is a per-unit-of-production measure of operating margin used in capital allocation decisions, to economically rank projects and is the per-unit-of-production amount of revenue less royalties, operating costs, transportation and realized risk management gains and losses. Gross revenue is total revenues including realized risk management gains and losses and is used to assess the cash realizations on commodity sales.

Calculation of Funds Flow

	Three months ended March 31
(millions, except per share amounts)	2014	2013
Cash flow from operating activities	$232	$256
Change in non-cash working capital	34	(7)
Decommissioning expenditures	13	18

Funds flow	$279	$267

Basic per share	$0.57	$0.55
Diluted per share	$0.57	$0.55

PENN WEST	2014 FIRST QUARTER RELEASE 6

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “President’s Message”, our belief that we are taking active steps to improve our business processes and cost structure, the details of the capital program we intend to execute in the third quarter of 2014, our belief that on a like-well basis Penn West is the top drilling operator in the Cardium and Viking plays, our best-in-class drilling operator targets at Slave Point, our belief that we will continue to improve our wells in each of these areas, drilling longer reach wells in some areas and testing advanced completions strategies as we seek to increase the value of our capital dollars, our intention that improving cycle time and increasing pace remain our focus areas for the remainder of the year, our belief that we essentially have in hand a complete well and project inventory through to break-up in 2015, our belief that the reduction of our total number of wellbores by approximately 20 percent, one-third of which were non-producing, through asset sales will have a positive impact on costs in both the short and long term, our intention that our remaining focus for 2014 will be delivering over 150 new wells at industry best cost, with a substantial increase in cadence in the Cardium in the third quarter, our intention to continue our emphasis on selective asset sales to focus the portfolio and improve our leverage position, our intention to complete two externally supported business process reviews to assist in further reducing our operating and overhead cost structures, and our belief that there is still a significant amount of work to be done to reach our full potential; under “Operational Highlights”, our ability to continue to see cycle time improvements, top quartile production performance from new wells and base production reliability improvements, our intention to continue to focus on basic operating principles with a strong emphasis on production reliability and maintenance, and our intention to continue to work through phase two of our disposition strategy and strengthen our balance sheet; under “Disposition Update”, our intention to continue to work through phase two of our disposition strategy and focus on the selective disposition of non-core assets through the balance of 2014; under “Dividends”, the details of our second quarter 2014 dividend payment; under “Play Updates”, the details of our exploration and development programs in 2014 and beyond on our Cardium, Viking and Slave Point plays, including: in the Cardium, our belief that there are further opportunities for additional cost reductions in our second half 2014 program, our belief that we are on track to achieve cost efficiency targets as set out in our long-term plan for the area, in Lodgepole, our belief that our drilling results show a clear trend to achieving top quartile operational performance, and our intention to initiate broader water flood programs in the Cardium in 2015; in the Viking, the assertion that further cost reduction and cycle time improvement efforts are underway to ensure sustained and improved performance after break-up in our third quarter 2014 program, our belief that implementation of our Avon Hills water flood remains on plan, our expectation that first water injection into the formation will occur prior to the end of 2014, and our anticipation that phases two and three will follow in 2015 and 2016; in the Slave Point, our belief that development through the use of long lateral drilling methods will improve the economics associated with our large acreage position in Otter and increase our drilling inventory, our belief that through the application of long reach lateral wells, we may realize a significant increase in our internal rate of return in the Otter area, our intention to continue to review and plan our infrastructure requirements in the area to support a broader development program in the future, and our intention at Sawn to continue to monitor well progress as we de-risk the area; and under “Outlook”, the amount of our 2014 development capital expenditures budget and our forecast 2014 average daily production levels.

PENN WEST	2014 FIRST QUARTER RELEASE 7

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the terms and timing of asset sales to be completed under our ongoing program to sell non-core assets; our ability to execute our long-term plan as described herein and in our other disclosure documents and the impact that the successful execution of such plan will have on our Company and our shareholders; the economic returns that we anticipate realizing from expenditures made on our assets; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future capital expenditure levels; future crude oil, natural gas liquids and natural gas production levels; drilling results; future exchange rates and interest rates; the amount of future cash dividends that we intend to pay and the level of participation in our dividend reinvestment plan; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability to renew or replace our credit facility and our ability to finance the repayment of our senior unsecured notes on maturity; and our ability to add production and reserves through our development and exploitation activities. In addition, many of the forward-looking statements contained in this document are located proximate to assumptions that are specific to those forward-looking statements, and such assumptions should be taken into account when reading such forward-looking statements: see in particular the assumptions identified under the heading “Outlook”.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that we are unable to execute some or all of our ongoing non-core asset disposition program on favourable terms or at all, whether due to the failure to receive requisite regulatory approvals or satisfy applicable closing conditions or for other reasons that we cannot anticipate; the possibility that we will not be able to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that we anticipate will accrue to our Company and our securityholders as a result of the successful execution of such plan do not materialize; the impact of weather conditions on seasonal demand; the impact of weather conditions on our ability to execute capital programs; the risk that we will be unable to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including weather, infrastructure access and delays in obtaining regulatory approvals and third party consents; risks inherent in oil and natural gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic and political conditions in Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; royalties payable in respect of our oil and natural gas production and changes to government royalty frameworks; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed, including extreme cold during winter months, wild fires and flooding; failure to obtain regulatory, industry partner and other third-party consents and approvals when required, including for acquisitions, dispositions and mergers; failure to realize the anticipated benefits of dispositions, acquisitions, joint ventures and partnerships, including those discussed herein; changes in tax and other laws that affect us and our securityholders; the potential failure of counterparties to honour their

PENN WEST	2014 FIRST QUARTER RELEASE 8

contractual obligations; stock market volatility and market valuations; OPEC’s ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

PENN WEST	2014 FIRST QUARTER RELEASE 9

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	March 31, 2014	December 31, 2013

Assets
Current
Accounts receivable	$298	$263
Other	44	57
Deferred funding assets	128	139
Risk management	—	2

	470	461

Non-current
Deferred funding assets	181	184
Exploration and evaluation assets	669	645
Property, plant and equipment	9,087	9,392
Goodwill	1,887	1,912
Risk management	70	50

	11,894	12,183

Total assets	$12,364	$12,644

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$633	$654
Dividends payable	69	68
Current portion of long-term debt	66	64
Risk management	60	24

	828	810
Non-current
Long-term debt	2,287	2,394
Decommissioning liability	548	603
Risk management	8	16
Deferred tax liability	1,126	1,102
Other non-current liabilities	5	9

	4,802	4,934

Shareholders’ equity
Shareholders’ capital	9,138	9,124
Other reserves	83	80
Deficit	(1,659)	(1,494)

	7,562	7,710

Total liabilities and shareholders’ equity	$12,364	$12,644

PENN WEST	2014 FIRST QUARTER RELEASE 10

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	2014	2013

Oil and natural gas sales	$688	$696
Royalties	(120)	(119)

	568	577

Risk management gain (loss)
Realized	(20)	8
Unrealized	(38)	(73)

	510	512

Expenses
Operating	176	217
Transportation	6	8
General and administrative	36	43
Restructuring	4	—
Share-based compensation	9	8
Depletion and depreciation	195	279
Loss on dispositions	59	—
Unrealized risk management gain	(28)	(5)
Unrealized foreign exchange loss	75	29
Financing	41	45
Accretion	9	11

	582	635

Loss before taxes	(72)	(123)

Deferred tax expense (recovery)	24	(26)

Net and comprehensive loss	$(96)	$(97)

Net loss per share
Basic	$(0.20)	$(0.20)
Diluted	$(0.20)	$(0.20)
Weighted average shares outstanding (millions)
Basic	490.4	481.7
Diluted	490.4	481.7

PENN WEST	2014 FIRST QUARTER RELEASE 11

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	2014	2013

Operating activities
Net loss	$(96)	$(97)
Depletion and depreciation	195	279
Loss on dispositions	59	—
Accretion	9	11
Deferred tax expense (recovery)	24	(26)
Share-based compensation	3	3
Unrealized risk management loss	10	68
Unrealized foreign exchange loss	75	29
Decommissioning expenditures	(13)	(18)
Change in non-cash working capital	(34)	7

	232	256

Investing activities
Capital expenditures	(205)	(427)
Property dispositions (acquisitions), net	213	9
Change in non-cash working capital	(6)	18

	2	(400)

Financing activities
Increase (decrease) in bank loan	(180)	243
Issue of equity	—	2
Dividends paid	(54)	(101)

	(234)	144

Change in cash	—	—
Cash, beginning of period	—	—

Cash, end of period	$—	$—

PENN WEST	2014 FIRST QUARTER RELEASE 12

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2014	$9,124	$80	$(1,494)	$7,710
Net and comprehensive loss	—	—	(96)	(96)
Share-based compensation	—	3	—	3
Issued to dividend reinvestment plan	14	—	—	14
Dividends declared	—	—	(69)	(69)

Balance at March 31, 2014	$9,138	$83	$(1,659)	$7,562

(CAD millions, unaudited)	Shareholders’ Capital	Other Reserves	Deficit	Total

Balance at January 1, 2013	$8,985	$97	$(208)	$8,874
Net and comprehensive loss	—	—	(97)	(97)
Share-based compensation	—	3	—	3
Issued on exercise of options and share rights	8	(6)	—	2
Issued to dividend reinvestment plan	28	—	—	28
Dividends declared	—	—	(130)	(130)

Balance at March 31, 2013	$9,021	$94	$(435)	$8,680

PENN WEST	2014 FIRST QUARTER RELEASE 13

Investor Information

Penn West shares are listed on the Toronto Stock Exchange under the symbol PWT and on the New York Stock Exchange under the symbol PWE.

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00am Mountain Time (11:00am Eastern Time) on Thursday, May 1, 2014. The duration of the conference call is expected to be approximately 30 minutes.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL: http://event.on24.com/r.htm?e=784499&s=1&k=9584C55B8BE88294B59C7E3259EA47AB

A digital recording will be available for replay two hours after the call’s completion, and will remain available until May 15, 2014 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 32595538, followed by the pound (#) key.

We expect to file our Management’s Discussion and Analysis and unaudited consolidated financial statements on SEDAR and EDGAR shortly.

For further information, please contact:

PENN WEST Penn West Plaza Suite 200, 207 – 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com

Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	Clayton Paradis, Manager, Investor Relations Phone: 403-539-6343 E-mail: clayton.paradis@pennwest.com

PENN WEST	2014 FIRST QUARTER RELEASE 14